Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of Americas New York, NY 10019 O: 212.999.5800 F: 650.493.6811

June 26, 2025

Via EDGAR & Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attention:	Daniel Crawford
Tim Buchmiller

Re:	Lexeo Therapeutics, Inc.
Registration Statement on Form S-3
Filed June 13, 2025
File No. 333-288025

Ladies and Gentlemen:

On behalf of our client, Lexeo Therapeutics, Inc. (the “Company”), we hereby submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 18, 2025, relating to the above referenced Registration Statement on Form S-3 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Revised Registration Statement”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

AUSTIN BEIJING BOSTON BOULDER BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK PALO ALTO

SALT LAKE CITY SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Securities and Exchange Commission

June 26, 2025

Registration Statement on Form S-3

General

1.

In relation to the 20,840,394 shares of common stock underlying the Warrant Shares issued in the Private Placement on May 28, 2025, please tell us your basis for registering the offering of these shares on a primary basis. In this regard, we note your disclosure on page 4 that the Warrant Shares were issued pursuant to Section 4(a)(2) of the Securities Act, that each Selling Shareholder represented that they were an “accredited investor” as defined in Regulation D of the Securities Act, and that “[t]he Warrants are exercisable at any time,” such that the Warrants are exercisable within one year. Please consider the rationale set out in Securities Act Sections C&DI Questions 103.04, 139.08 and 239.15.

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to reflect the registration of the offering of 41,630,514 shares of common stock only on a secondary basis.

*****

Securities and Exchange Commission

June 26, 2025

Please direct any questions regarding the Company’s response or the Revised Registration Statement to me at (312) 636-2073 or mbaier@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Megan J. Baier
Megan J. Baier

cc:	R. Nolan Townsend, Lexeo Therapeutics, Inc.

Jenny R. Robertson, Lexeo Therapeutics, Inc.

David G. Sharon, Wilson Sonsini Goodrich & Rosati, Professional Corporation